SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Investors Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

46146L101
(CUSIP Number)

Peter Carlin

Blue Harbour Group, L.P.

646 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,582,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,582,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,582,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,582,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,582,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,582,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,582,428 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,582,428 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,582,428 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 21, 2014 (as amended, the "Schedule 13D") with respect to the common stock, $0.01 par value (the “Common Stock”), of Investors Bancorp, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used $313,376,519 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 27, 2017, the Manager entered into an agreement with the Issuer (the "Agreement"). Under the terms of the Agreement, among other things, subject to certain conditions, for so long as the Reporting Persons continue to own at least 4% of the outstanding shares of Common Stock, the Manager shall be entitled to propose one designee to the Issuer's Board of Directors (the “Board”) and the Board of Directors of Investors Bank (the "Bank"). Effective as of March 27, 2017 (the “March Board Meeting Date”) (i) the Board has appointed Peter H. Carlin, an employee of the Manager (the “Designee”), to the Board as a director with a term expiring at the 2020 Annual Meeting of the Stockholders of the Issuer and (ii) the Designee has also been appointed to the Board of Directors of the Bank.

During the Restricted Period (as defined in the Agreement), the Manager agreed to abide by certain customary voting and standstill provisions. Under the Agreement, subject to certain terms and conditions, the Issuer granted certain registration rights to the Manager.

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 6 of 8 Pages

The foregoing summary of the Agreement is qualified in its entirety to the full text of the Agreement, which is attached hereto as Exhibit 2 and which is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 29,582,428 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 9.5% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 309,878,591 shares of Common Stock outstanding as of February 23, 2017, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 1, 2017.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c) The Reporting Persons did not effect any transactions in the Common Stock during the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On March 27, 2017, the Issuer and the Manager entered into the Agreement, the terms of which are described in Item 4 of this Amendment No. 4. A copy of such agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

2.	Agreement, dated as of March 27, 2017.

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 29, 2017

BLUE HARBOUR GROUP, L.P.

By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
	Name:	Clifton S. Robbins
	Title:	Managing Member

blue harbour holdings, llc

By:	/s/ Clifton S. Robbins
	Name:	Clifton S. Robbins
	Title:	Managing Member

/s/ Clifton S. Robbins
CLIFTON S. ROBBINS